UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2010.

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

AMARIN CORPORATION PLC

Form 6-K Item

Submission of Matters to a Vote of Security Holders.

Amarin Corporation plc (the “Company”) held its Annual General Meeting of Shareholders (“Annual Meeting”) on Tuesday July 6, 2010. Summarized below are the final results of the matters voted on at the Annual Meeting.

Matters Voted On	For	Against	Abstentions

To receive the directors’ report and audited financial statements	48,298,511	151,443	1,232,943

To approve of the directors’ remuneration report	47,273,334	1,148,680	1,260,883

To re-elect five directors of the Company
Mr. Jan van Heek	47,375,339	1,074,271	1,233,287
Mr. Joseph Zakrzewski	48,050,287	371,482	1,261,128
Dr. Carl Gordon	48,148,937	300,843	1,233,117
Mr. Thomas Lynch	48,172,049	277,661	1,233,187
Dr. Lars Ekman	47,293,346	1,146,433	1,243,118

To re-appoint PricewaterhouseCoopers as auditors and authorize the directors to fix their remuneration	48,183,851	241,929	1,257,117

To authorize the directors to allot new securities	48,469,799	1,202,146	10,952

To disapply the statutory pre-emption rights	46,652,061	1,180,087	1,850,749

To approve the Amendment to the 2002 Stock Option Plan to authorize the grant of unrestricted ordinary shares to directors and to increase the plan limit from 10,000,000 to 14,000,000 ordinary shares	48,537,622	1,134,275	11,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/S/ JOHN THERO
John Thero
Chief Financial Officer

Date: July 8, 2010